# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eloxx Pharmaceuticals, Inc., CIK 0001035354
CUSIP: 29014R301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 05/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001945896

## Reporting persons
- Domicilium Real Estate Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,193; sole dispositive power 0; shared dispositive power 9,193; aggregate amount beneficially owned 9,193 (2% of the class)
  Comment: The Common Stock, $0.01 par value per share reported herein reflects a 11 for 1 reverse stock split effective May 29, 2026.
- Domicilium Real Estate Fund III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,193; sole dispositive power 0; shared dispositive power 9,193; aggregate amount beneficially owned 9,193 (2% of the class)
- Domicilium Capital Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,478; sole dispositive power 0; shared dispositive power 23,478; aggregate amount beneficially owned 23,478 (4.9% of the class)
- Daniel Simon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,478; sole dispositive power 0; shared dispositive power 23,478; aggregate amount beneficially owned 23,478 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Eloxx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, MA 02476

## Item 2. Person Filing
Name of person filing:
Domicilium Real Estate Fund III LP
Domicilium Real Estate Fund III GP LLC
Domicilium Capital Partners LLC
Daniel Simon
Address of principal business office or, if none, residence:
Domicilium Real Estate Fund III LP
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Domicilium Real Estate Fund III GP LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Domicilium Capital Partners LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Daniel Simon
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092
Citizenship:
Domicilium Real Estate Fund III LP - Delaware
Domicilium Real Estate Fund III GP LLC - Delaware
Domicilium Capital Partners LLC - Delaware
Daniel Simon - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Domicilium Real Estate Fund III LP - 9,193
Domicilium Real Estate Fund III GP LLC - 9,193
Domicilium Capital Partners LLC - 23,478
Daniel Simon - 23,478
Percent of class:
Domicilium Real Estate Fund III LP - 2.0%
Domicilium Real Estate Fund III GP LLC - 2.0%
Domicilium Capital Partners LLC - 4.9%
Daniel Simon - 4.9%
Sole power to vote or to direct the vote:
Domicilium Real Estate Fund III LP - 0
Domicilium Real Estate Fund III GP LLC - 0
Domicilium Capital Partners LLC - 0
Daniel Simon - 0
Shared power to vote or to direct the vote:
Domicilium Real Estate Fund III LP - 9,193
Domicilium Real Estate Fund III GP LLC - 9,193
Domicilium Capital Partners LLC - 23,478
Daniel Simon - 23,478
Sole power to dispose or to direct the disposition:
Domicilium Real Estate Fund III LP - 0
Domicilium Real Estate Fund III GP LLC - 0
Domicilium Capital Partners LLC - 0
Daniel Simon - 0
Shared power to dispose or to direct the disposition:
Domicilium Real Estate Fund III LP - 9,193
Domicilium Real Estate Fund III GP LLC - 9,193
Domicilium Capital Partners LLC - 23,478
Daniel Simon - 23,478

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Domicilium Capital Partners LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Domicilium Real Estate Fund III LP: s/ Daniel Simon, Daniel Simon, Managing Member of its general partner (06/05/2026)
- Domicilium Real Estate Fund III GP LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (06/05/2026)
- Domicilium Capital Partners LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (06/05/2026)
- Daniel Simon: /s/ Daniel Simon, Daniel Simon (06/05/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.